UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 19, 2019

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Starwood Property Trust, Inc.

File No. 1-34436 - CF#36983

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Starwood Property Trust, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on November 9, 2018, as amended by Form 10-Q/A filed on January 7, 2019.

Based on representations by Starwood Property Trust, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.1	through February 26, 2023
Exhibit 10.2	through September 19, 2022

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Vanessa Countryman
Acting Secretary